UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                 SCHEDULE 13E-3

              RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(e)

                     OF THE SECURITIES EXCHANGE ACT OF 1934

                              (Amendment No. ____)

                              Computer Power, Inc.
           --------------------------------------------------------
                              (Name of the Issuer)

                         Public Access Lighting, L.L.C.
      ------------------------------------------------------------------
                       (Names of Persons Filing Statement)

                                  Common Stock
               ------------------------------------------------
                         (Title of Class of Securities)

                                    205272107
                 ---------------------------------------------

                      (CUSIP Number of Class of Securities)
                     Gerald L. Fishman, Wolin & Rosen, Ltd.,
       55 West Monroe Street, Suite 3600, Chicago, IL 60603; 312/424-0600
  ---------------------------------------------------------------------------
      (Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

         This statement is filed in connection with (check the appropriate box):

         a. [ |X| ] The filing of solicitation materials or an information statement subject to Regulation 14A (ss.ss.240.14a-1 through 240.14b-2), Regulation 14C (ss.ss.240.14c-1 through 240.14c-101) or Rule 13e-3(c) (ss.240.13e-3(c)) under the Securities Exchange Act of 1934 ("the Act").

         b. [     ]  The filing of a registration statement under the Securities
                     Act of 1933.
         c. [     ]  A tender offer.
         d. [     ]  None of the above.

         Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ |X| ]

         Check the following box if the filing is a final amendment reporting the results of the transaction: [ ]

                            Calculation of Filing Fee

Transaction valuation*

$439,208 -- Based upon a purchase of 1,568,600 shares of CPI at a price per share of $.28

Amount of filing fee

$87.84

*Set forth the amount on which the filing fee is calculated and state how it was determined.

         [ |X| ] Check the box if any part of the fee is offset as provided by ss.240.0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         Amount Previously Paid:    $87.84
                                    ------

         Form or Registration No.:  14C
                                    ------

         Filing Party:   Public Access Lighting, L.L.C. and Computer Power, Inc.
                         -------------------------------------------------------

         Date Filed:       6/1/00
                           ------

Item 1.   Summary Term Sheet.

          o Payment of $.28 per share of Computer Power, Inc. ("CPI") common stock plus interest from May 30, 2000 to the date the merger is to be consummated, to be paid to all CPI shareholders other than Public Access Lighting, L.L.C. ("PAL").

          o Merger of CPI into CPI Acquisition Corp., a wholly owned subsidiary of PAL ("CAC").

          o    Merger occurs as soon as possible, which will be twenty (20) days
               after   mailing  of  the   Information   Statement   to  all  CPI
               shareholders.

          o Shareholders will be instructed by mail regarding payment for their shares of CPI.

          o    After the merger, CPI will be wholly owned by PAL.

Item 2.  Subject Company Information.

         (a)      Name and address of Issuer:

                  Computer Power, Inc.
                  124 West Main Street
                  High Bridge, NJ  08829
                  906/638-8000

         (b)      Securities:

                  Common stock, par value $.01 per share, 3,695,114 shares issued and outstanding.

         (c)      Trading market and price:

                 ------------------ -------------------- ----------------------
                        DATE                 HIGH                 LOW
                 ------------------ -------------------- ----------------------
                        1998

                 ------------------ -------------------- ----------------------
                    1st Quarter              .375                .1875
                 ------------------ -------------------- ----------------------
                    2nd Quarter             .1875                .1875
                 ------------------ -------------------- ----------------------
                    3rd Quarter             .1875                 .125
                 ------------------ -------------------- ----------------------
                    4th Quarter              .25                 .09375
                 ------------------ -------------------- ----------------------
                        1999

                 ------------------ -------------------- ----------------------
                    1st Quarter             .34375                .23
                 ------------------ -------------------- ----------------------
                    2nd Quarter             .34375               .21875
                 ------------------ -------------------- ----------------------
                    3rd Quarter             .2400                .21875
                 ------------------ -------------------- ----------------------
                    4th Quarter             .28125               .2200
                 ------------------ -------------------- ----------------------
                        2000

                 ------------------ -------------------- ----------------------
                    1st Quarter              .625                 .22
                 ------------------ -------------------- ----------------------

                  To the best of PAL's knowledge, the last trade in CPI common stock occurred on May 30, 2000 at $.31 per share, subsequent to the public announcement of the proposed merger. Other than one other trade on May 25, 2000 at $.25 per share, from March 30, 2000 to the present, PAL believes, the Pink Sheets LLC "pink sheets" have published $.22 bid and $.31 asked price per share.

         (d)      Dividends:

                  CPI has not paid any dividends during the past two years with respect to its common stock. Based upon the proposed 1999 Form 10-KSB, CPI does not intend to pay any cash dividends in the near future.

         (e)      Prior Public Offerings:

                  There have been no public offerings of CPI stock for cash during the past three years.

         (f)      Prior Stock Purchases:

                  In January, 1999, PAL purchased certain CPI promissory notes, warrants and 1,000,000 shares of common stock. On May 25, 1999, PAL exercised the warrants and purchased 1,102,114 shares of common stock at a purchase price of $.25 per share. It paid for those shares by surrendering approximately $275,000 in principal amount of the promissory notes of CPI which PAL held. In conjunction with the purchase, PAL agreed to forgive the remaining principal notes and accrued interest, totaling $1,770,000.

Item 3.   Identity and Background of Filing Person.

        (a)      Name and address:

                  Public Access Lighting, L.L.C.
                  13603 South Halsted Street
                  Riverdale, IL  60827
                  708/841-3800

                  PAL owns 2,102,114 shares of the issued and outstanding common stock of CPI, representing fifty-seven percent (57%) of CPI.

         (b) Public Access Lighting, L.L.C., is a Delaware limited liability company with its principal place of business as listed in (a) above. PAL is in the business of providing institutional lighting products. PAL has not been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors). PAL was not a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Item 4.    Terms of the Transaction.

         (a)      Material Terms:

                  PAL intends to merge CPI into CAC, an entity specifically created for purposes of this merger and wholly owned by PAL, by paying all shareholders of CPI other than PAL $.28 plus interest thereon from May 30, 2000 through the Merger Date defined below for each share of common stock owned by them on the date the merger is effective under the laws of the state of New Jersey (the "Merger"). The date of the Merger is presently intended to be as soon as possible, which will be twenty days after the 14C Information Statement is mailed to CPI Shareholders ("Merger Date"). Following the Merger, CPI will be wholly owned by PAL and will cease being a publicly traded company.


                  Pursuant to Section 14A:5-6 of the New Jersey Business Corporation Act, as a majority shareholder of CPI, upon approval of the Merger by the Board of Directors, PAL has voted by written consent in favor of the Merger to be effective immediately following approval of the Merger by the CPI Board of Directors. PAL is providing the funds to CAC for payment to the minority CPI shareholders for their shares.

                  As soon as practicable after the Merger, CAC or CAC's appointed exchange agent will send to each former shareholder of CPI a letter of transmittal which is to be completed and returned in exchange for payment for CPI shares owned. The transmittal letter will also contain instructions explaining the procedure for surrendering CPI's stock certificates.

         (b)      Purchases:

                  As part of the cash-out merger, the shares held by James J. Hooley, President of CPI and the shares held by Roger Love, a director of CPI, will be purchased.

         (c)      Different Terms:

                  There  are  no   arrangements   that  treat  any  of  the  CPI
                  Shareholders, other than PAL differently.

         (d)      Appraisal Rights:

                  The shareholders of CPI are not entitled to appraisal rights under New Jersey law.

         (e)      Provisions for Unaffiliated Security Holders:

                  There is no provision to grant unaffiliated security holders access to the corporate files of PAL or to obtain counsel or appraisal services at the expense of PAL.

         (f)      Eligibility for Listing or Trading:

                  Not applicable.

Item 5.   Past Contacts, Transactions, Negotiations and Agreements.

         (a)      Transactions:

                  See item 2(f) above.

         (b)      Significant Corporate Events:

                  Susan M. Larson, the managing member of PAL, was elected a director of CPI in January, 1999.

         (c)      Negotiations or Contracts:

                  PAL has loaned approximately $320,000 to CPI.

         (e)      Agreements Involving the Subject Company's Securities:

                  There are no agreements, arrangements or understandings, whether or not legally enforceable, between PAL and any other person with respect to the securities of CPI.

Item 6.    Purposes of the Transaction and Plans or Proposals.

         (b)      Use of Securities Acquired:

                  The shares of common stock will be retired and CPI will no longer be a publicly traded company.

         (c)      Plans:

                  CPI will be a wholly owned subsidiary of PAL and cease as a publicly traded company

Item 7.   Purposes, Alternatives, Reasons and Effects.

         (a)      Purposes:

                  The purpose of the merger is to reduce the costs of CPI associated with being a publicly held company and to make capital for CPI more likely available to CPI for other business purposes.

         (b)      Alternatives:

                  Not applicable.

         (c)      Effect:

                  As a result of the merger, CPI will be a wholly owned subsidiary of PAL and cease to be a publicly traded company. With respect to the CPI shareholders, they will be subject to federal income tax on the difference between the cash received and their respective tax base in the shares.

Item 8.   Fairness of the Transaction.

         (a)      Fairness:

                  PAL reasonably believes the cash-out merger is fair to the shareholders of CPI other than PAL as such CPI shareholders will be receiving the market price for their shares plus interest as required by New Jersey law. PAL believes that Roger Love, another director, will dissent to the cash-out merger for reasons which are not presently known to PAL.

         (b)      Factors Considered in Determining Fairness:

                  New Jersey law requires that PAL purchase the shares for the market price, which PAL believes is a fair price.

         (c)      Approval of Security Holders:

                  The approval of the CPI  shareholders  is not required.  Under
                  Section 14A:5-6 of the New Jersey Business Corporation Act, in lieu of a meeting, shareholder action may be taken by written consent of a majority of the outstanding shares necessary to authorize the transaction. PAL owns 2,102,114 shares of common stock of CPI, which represents approximately 57% of the total number of outstanding shares of CPI eligible to vote.
                  Therefore, other than PAL's vote, no vote of any other shareholder of CPI is required.

                  PAL is not required to solicit and is not soliciting votes or consents from any of CPI's other shareholders.

         (c)      Unaffiliated Representative:

                  There are only two directors of PAL, Ms. Susan Larson, the managing member of PAL, and Roger Love. Therefore, a majority of directors of CPI who are not employees of CPI have not retained an unaffiliated representative and do not anticipate retaining an unaffiliated representative to act solely on behalf of the unaffiliated security holders for purposes of negotiating the terms of the cash-out merger and/or preparing a report concerning the fairness of the merger.

         (e)      Approval of Directors:

                  PAL, by written consent is electing a third director of CPI. Accordingly, the cash-out merger will be approved by a majority of the Board of Directors of CPI.

         (f)      Other Offers:

                  There have been no other offers for CPI.

Item 9.   Reports, Opinions, Appraisals and Negotiations.

         (a)      Report, Opinion or Appraisal:

                  PAL and CPI have not received any report, opinion (other than an opinion of counsel) or appraisal from an outside party that is materially related to the cash-out merger.

         (b)      Preparer and Summary of Report, Opinion or Appraisal:

                  Not applicable.

Item 10.  Source and Amounts of Funds or Other Consideration.

         (a)      Source of Funds:

                  PAL is providing all of the funds internally for payment to the CPI shareholders.

         (b)      Conditions:

                  There are no material conditions to the financing. CPI shareholders are not required to tender their shares other than for payment.

         (c)      Expenses:

                  All expenses of the merger will be paid by PAL.

         (d)      Borrowed Funds:

                  Not applicable.

Item 11. Interest in Securities of the Subject Company.

         (a)      Securities Ownership:

                  Currently, PAL owns 2,102,114 shares of common stock of CPI. This represents approximately fifty-seven percent (57%) of the total outstanding stock of CPI.

         (b)      Securities Transactions:

                  There were no securities transactions during the past sixty days.

Item 12.  The Solicitation or Recommendation.

         (d)      Intent to Tender or Vote in a Going Private Transaction:

                  PAL, after reasonable inquiry, does not know if any executive officer, director or affiliate of CPI currently intends to tender or sell their CPI shares.

         (e)      Recommendations to Others:

                  PAL, after reasonable inquiry, believes that Roger Love, as a director of CPI, will be opposed to the cash-out merger. PAL, after reasonable inquiry, does not know the reasons for Mr. Love's opposition.

Item 13.  Financial Statements.

         Proposed Form 10-KSB for the year ended December 31, 1999 is attached to CPI's Preliminary Notice and Information Statement filed with the Securities and Exchange Commission on June 1, 2000. The proposed Form 10-KSB contains the financial statements required hereunder, and, by this reference are incorporated herein.

Item 14.  Persons/Assets, Retained, Employed, Compensated or Used.

         (a)      Solicitations or Recommendations:

                  No persons have been directly or indirectly employed, retained or compensated to make solicitations or recommendations in connection with the cash-out merger.

         (b)      Employees and Corporate Assets:

                  No officers, class of employees or corporate assets of CPI has been or will be employed or used by PAL in connection with the cash-out merger.

Item 15.  Additional Information.

         None.

Item 16.  Exhibits.

         99.1 Preliminary Notice and Information Statement and Exhibits thereto filed with the Securities and Exchange Commission on June 1, 2000 (already on file).

Signature. After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Public Access Lighting, L.L.C.


By:     /s/ Susan M. Larson
---------------------------
Name:    Susan M. Larson
Its:     Managing Member

June 22, 2000